Exhibit 1

Westpac GROUP

ASX Release

Level 18, 275 Kent Street
Sydney, NSW, 2000

5 September 2023

Westpac acknowledges ASIC proceedings

Westpac acknowledges the civil penalty proceedings commenced by ASIC in the Federal Court alleging contraventions under the National Credit Code (Credit Code) and National Consumer Credit Protection Act (NCCP Act).

The proceedings relate to a technology failure in which ASIC alleges 229 applications for hardship assistance submitted between 2015 and 2022 were not assessed within 21 days, as required under the Credit Code. Over this period, Westpac received approximately 630,000 applications for hardship assistance.

"This error meant we didn't provide some of our customers with the help they needed. For this, we are deeply sorry," said Westpac Group Chief Information Officer, Scott Collary.

"While we have assisted some of these customers in subsequent contact, it is not good enough that we missed their initial attempt to get in touch.

"Since we uncovered this issue, we've contacted these customers and completed a remediation program including refunds of fees and interest, debt waivers and payments for non-financial loss, totalling approximately $900,000.

"We have strengthened our processes and are upgrading our online hardship applications," Mr Collary said.

Once Westpac identified the incident we self-reported it to ASIC. We are considering the matters raised by ASIC and have cooperated with their investigation.

For further information:

Hayden Cooper
Group Head of Media Relations
0402 393 619

Justin McCarthy
General Manager, Investor Relations
0422 800 321

This document has been authorised for release by Tim Hartin, Company Secretary

WESTPAC BANKING CORPORATION ABN 33 007 457 141